

Mail Stop 7010

August 4, 2006

Mr. D. Keith LaVanway
VP – CFO, Treasurer and Secretary
AMH Holdings, Inc.
3773 State Road
Cuyahoga Falls, OH 44223

> **RE:**   **AMH Holdings, Inc. and Associated Materials Incorporated**
> **Forms 10-K for the fiscal year ended December 31, 2005**
> **Forms 10-Q for the quarter ended April 1, 2006**
> **File Nos. 333-115543 and 0-24956**

Dear Mr. LaVanway:

We have completed our review of your Forms 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief